Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on June 30, 2022

Notice is hereby given to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares” or “Shares”), of Perion Network Ltd., that our Annual General Meeting of Shareholders will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849 on Thursday, June 30, 2022, at 4:00 p.m. (Israel time), as it may be adjourned from time to time (the “Meeting”), for the following purposes:

1.	To approve the re-election of Mr. Eyal Kaplan and the election of Mr. Amir Guy to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;
2.	To approve the compensation policy for the Company’s officers and directors;
3.	To approve amendments to the terms of employment of Mr. Doron Gerstel, the Company’s Chief Executive Officer;
4.	To approve amendments to the compensation terms of the Company’s non-executive directors and chairperson of the board of directors; and
5.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2022, and their service until the next annual general meeting of shareholders, and to authorize our board of directors, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2021, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Pursuant to our Articles of Association, the quorum required for an ordinary meeting of shareholders, such as the Meeting, consists of at least two shareholders present in person or by proxy, holding in the aggregate 33 1/3% of the voting rights in our issued share capital.

Throughout this Notice of Annual General Meeting of Shareholders and the enclosed Proxy Statement, we use terms such as the “Company”, “Perion”, “we”, “us”, “our” and “our company” to refer to Perion Network Ltd. and terms such as “shareholders”, “you” and “your” to refer to our shareholders.

The approval of each of the proposals requires the affirmative vote of our shareholders holding at least a majority of our Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, and Proposal Nos. 3 and 4, in the event Proposal 2 is not approved, is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company) including, with respect to Proposal Nos. 3 and 4, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your Shares will not be voted for Proposal No. 2, or Proposal Nos. 3 and 4, if Proposal No. 2 is not approved.

These proposals and information regarding voting are described more fully in the enclosed proxy statement relating to the Meeting (the “Proxy Statement”), which we urge you to read in its entirety. The Proxy Statement and the proxy card will be mailed on or about June 6, 2022, to the shareholders of record. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of a Form 6-K and will be available on the Company’s investor relations website at https://www.perion.com/investors/ and on the SEC’s website at www.sec.gov.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on May 31, 2022 (the “Record Date”), will be entitled to notice of, to participate in, and to vote at, the Meeting.

Proxies

Shareholders may vote their shares by personally attending the Meeting or by appointing “proxies” to vote on their behalf at the Meeting. Whether or not you intend to attend the Meeting in person, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to the Company’s transfer agent, in the enclosed, postage-paid envelope. A duly executed proxy card must be received by the Company no later than the close of business on June 29, 2022, in order to be counted in the vote to be held in the Meeting. You may also present the proxy card to the chairperson at the Meeting. Your returned proxy may be revoked at any time prior to its exercise by giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on June 29, 2022, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if you are the record holder of the Ordinary Shares, voting in person at the Meeting. If you attend the Meeting and you are the record holder of the shares, you may vote in person, whether or not you have already executed and returned your proxy card. If your shares are held in “street name”, meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such shares.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

Please review the accompanying Proxy Statement for more complete information regarding the Meeting and the matters proposed for your consideration at the Meeting. If you have questions about the Meeting, the proposals or how to submit your proxy, or if you need any additional copies of the Proxy Statement or the enclosed proxy card or voting instructions, please contact Mr. Dudi Musler, the Company’s VP IR, at +972-73-3981092.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than June 21, 2022, at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attn: Mr. Maoz Sigron, the Company’s Chief Financial Officer, or Mr. Dudi Musler, the Company’s VP IR. Any position statement timely received will be furnished to the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Annual General Meeting of Shareholders must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer and to our VP IR at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Chief Financial Officer, and VP IR or by facsimile to +972-3-398-2062 and  For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than May 31, 2022.

YOUR VOTE IS VERY IMPORTANT TO US. THE BOARD RECOMMENDS THAT YOU VOTE “FOR” THE AFOREMENTIONED PROPOSALS AS INDICATED BY THE BOARD OF DIRECTORS HEREIN.

By Order of the board of directors, Eyal Kaplan Chairperson of the Board of Directors Date: May 24, 2022

PROXY STATEMENT

Perion Network Ltd.

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street
Holon 5885849
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on June 30, 2022

This Proxy Statement is being furnished to the holders of ordinary shares, par value NIS 0.03 per share (the “Ordinary Shares” or “Shares”), of Perion Network Ltd. (“Perion” or the “Company”) in connection with the solicitation by our board of directors (the “Board”) for use at our Annual General Meeting of Shareholders, or at any adjournment thereof (the “Meeting”), pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at the offices of the Company located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Thursday, June 30, 2022, at 4:00 p.m. (Israel time), or at any adjournment thereof.

The agenda of the Meeting will be as follows:

1.	To approve the re-election of Mr. Eyal Kaplan and the election of Mr. Amir Guy to serve as a director of the Company until our third annual general meeting of shareholders following this meeting;
2.	To approve the compensation policy for the Company’s officers and directors;
3.	To approve amendments to the terms of employment of Mr. Doron Gerstel, the Company’s Chief Executive Officer;
4.	To approve amendments to the compensation terms of the Company’s non-executive directors and chairperson of the board of directors; and
5.
To approve and ratify the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending on December 31, 2022, and their service until the next annual general meeting of shareholders, and to authorize the Board, upon recommendation of the audit committee, to determine the compensation of said independent auditors.

In addition, the shareholders will be requested to review at the Meeting the Company’s audited consolidated financial statements for the year ended December 31, 2021, and to transact such other business as may properly come before the Meeting.

Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Shareholders Entitled to Vote

Only shareholders of record at the close of business on May 31, 2022 (the “Record Date”), are entitled to receive notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to our Ordinary Shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

Joint holders of shares should note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, with seniority determined by the order in which the names of the joint holders appear in our Register of Shareholders. For the appointment of a proxy to vote shares held by joint holders to be valid, the signature of the senior of the joint holders must appear on the proxy card.

How Can You Vote

You can vote your shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares will receive proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards directly from their bank, broker or nominee in order to instruct their banks, brokers or other nominees on how to vote.

If your shares are held through a member of the Tel Aviv Stock Exchange Ltd. (“TASE”), and you intend to vote your shares at the Meeting in person or by proxy, you must present at the Meeting or deliver to us a confirmation of ownership (ishur baalut) issued by the applicable TASE member, confirming your ownership of our Ordinary Shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. Alternatively, you may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”), up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

A shareholder, whose Ordinary Shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the Ordinary Shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of proxy card and to the position statements posted on the Israel Securities Authority website, unless the shareholder notified that he or she is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the Record Date.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be available on the SEC website at www.sec.gov and on the MAGNA on-line system of the ISA at www.magna.isa.gov.il.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board, except if otherwise provided on the proxy card. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If you hold Ordinary Shares in “street name,” that is, you are an underlying beneficial holder who holds Ordinary Shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the Ordinary Shares in accordance with the voting instructions on your voting instruction card. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Please follow the instructions on the proxy card or voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions.

It is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

Revocation of Proxies

Any shareholder returning the accompanying proxy card may revoke such proxy card at any time prior to its exercise by: giving a written notice to the Company’s transfer agent of such revocation, sending a duly executed proxy card bearing a later date no later than the close of business on June 29, 2022, requesting the return of the proxy card at the Meeting, delivering a later dated proxy card to the chairperson at the Meeting, or, if such shareholder is the record holder of the Ordinary Shares, voting in person at the Meeting.

Position Statements

In accordance with the Israeli Companies Law 5759-1999, and the regulations promulgated thereunder (the “Companies Law”), a shareholder may submit a written position statement in English to us, expressing its position on any of the Proposals, no later than June 21, 2022, at the following address: Perion Network Ltd., 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Mr. Maoz Sigron, the Company’s Chief Financial Officer, and Mr. Dudi Musler, the Company’s VP IR. Any position statement timely received will be furnished with the SEC on Form 6-K and the MAGNA on-line system of the ISA and will be available to the public on the websites of the SEC and the ISA.

Shareholders Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Chief Financial Officer and our VP IR at the following address: 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, Attention: Chief Financial Officer and VP IR or by facsimile to +972-3-398-2062. For a shareholder proposal to be considered for inclusion in the Meeting, our Chief Financial Officer must receive the written proposal no later than May 31, 2022.

Quorum and Voting Requirements

As of May 11, 2022, we had a total of 44,421,447 issued and outstanding Ordinary Shares (such amount excludes 115,339 Ordinary Shares held by the Company). Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

Two or more shareholders present, personally or by proxy, holding in the aggregate at least 33 1/3% of the voting rights in our issued share capital will constitute a quorum for the Meeting. If within 30 minutes from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon the request of the shareholders, shall be dissolved. If the Meeting is not convened upon the request of a shareholder it shall stand adjourned to the same day in the next week at the same place and time, or to such day and such time and place as the chairperson may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called. If at the adjourned date of the Meeting a legal quorum is not present after 30 minutes from the time specified for the commencement thereof, then the Meeting shall take place regardless of the number of members present and in such event the required quorum shall consist of any number of shareholders present in person or by proxy.

On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining whether a quorum is present. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Absent specific instructions from the beneficial owner of the shares, however, brokers are not allowed to exercise their voting discretion with respect to any proposals that are considered non-routine. The only item on the Meeting agenda that may be considered routine is Proposal No. 5 relating to the reappointment of our independent registered public accounting firm for the fiscal year ending December 31, 2022; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on the proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.” Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

The approval of each of the proposals requires the affirmative vote of our shareholders holding at least a majority of the Company’s Ordinary Shares present, in person or by proxy, and voting on the matter.

The approval of Proposal No. 2, and Proposal Nos. 3 and 4, in the event Proposal 2 is not approved, is also subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the Shares that are voted at the Meeting in favor of a Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of the Proposal; or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against the Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company) including, with respect to Proposal Nos. 3 and 4, a person who holds 25% or more of the voting rights in the general meeting of the Company if there is no other person who holds more than 50% of the voting rights in the Company; for the purpose of a holding, two or more persons holding voting rights in the Company each of which has a personal interest in the approval of the transaction being brought for approval of the Company shall be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company.

“Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company.

If you do not state whether you are a controlling shareholder or have personal interest your Shares will not be voted for Proposal No. 2, or Proposal Nos. 3 and 4, if Proposal No. 2 is not approved.

Expenses and Solicitation

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We expect to mail this proxy statement and the accompanying proxy card to shareholders on or about June 6, 2022. This proxy statement and the accompanying proxy card are also available to the public through one the following websites www.magna.isa.gov.il, maya.tase.co.il or www.sec.gov.

We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in connection with the sending of proxies and proxy material to the beneficial owners of our shares.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov and on the website of the ISA, at: www.magna.isa.gov.il and on the TASE’s website at maya.tase.co.il. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of 2022 Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC and ISA of a Form 6-K.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information relating to the compensation of our five most highly compensated office holders with respect to the year ended December 31, 2021, please see “Item 6. Directors, Senior Management and Employees - B. Compensation” in our Annual Report on Form 20-F, which was filed with the SEC on March 16, 2022, or the Annual Report.

CORPORATE GOVERNANCE

Overview

          Perion is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as by a guiding principle that the Board is accountable for representing the best interests of our company, accomplished primarily through independence, diversity of experience and engagement with shareholders and other key constituents.

  Our Board currently consists of seven directors as provided under our Articles of Association. Each of our current six non-executive directors is independent under Nasdaq Listing Rules that require a majority of our directors to be independent. As contemplated by the Nasdaq Listing Rules, we have an audit committee, a compensation committee and a nominating and governance committee, all of whose members are independent directors.

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which their term expires, unless they are removed by a vote of shareholders holding more than two-thirds of the voting power of the issued and outstanding share capital of the Company or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do
Base a significant portion of the compensation opportunity on financial business performance	Regularly review the executive compensation and peer group data
Set annual incentive targets to our executive officers based on objective performance measures	Offer equity and cash compensation which we believe incentivizes our executive officers to deliver both short-term and long-term shareholder value
6 of 7 Directors are independent	Manage dilution by a designed equity scheme and also shifting to RSUs
Maintain entirely independent Board committees	Maintain an independent compensation committee which engages an independent and reputable compensation advisor
Emphasize pay-for-performance – meaning the earning of annual bonuses are subject to the attainment of objective performance measurements	Cap cash bonus payments and annual equity based compensation

For more information regarding our Board, its committees and our corporate governance practices, see “Part I, Item 6.C. Board Practices” of our Annual Report.

Board of Directors

The following table sets forth information about our directors as of May 12, 2022:

Name	Age	Position
Eyal Kaplan*(1)(2)	62	Chairperson of the board of directors
Doron Gerstel	61	Chief Executive Officer and Director
Dror Erez*(1) (3)+	52	Director
Sarit Firon*(1) (4)	55	Director
Michael Vorhaus*(2) (4)	64	Director
Rami Schwartz*(3)(4)	64	Director
Joy Marcus*(2)(3)	60	Director
*	Independent director under the Nasdaq Listing Rules.
(1)	Member of our investment committee.
(2)	Member of our nominating and governance committee.
(3)	Member of our compensation committee.
(4)	Member of our audit committee.
+	Mr. Erez’s tenure as member of the board is expected to end upon the closing of the Meeting.

Our Board currently consists of seven directors. Our directors are elected in three staggered classes by the vote of a majority of the Ordinary Shares present and entitled to vote at meetings of our shareholders at which directors are elected. The members of only one staggered class will be elected at each annual meeting for a three-year term, so that the regular term of only one class of directors expires annually.

BOARD COMMITTEES

Our audit committee currently consists of Ms. Sarit Firon (chair) (expected to be replaced by Ms. Michal Drayman effective as of June 15, 2022), Mr. Michael Vorhaus and Mr. Rami Schwartz; our compensation committee consists of Ms. Joy Marcus (chair), Mr. Dror Erez and Mr. Rami Schwartz; our nominating and governance committee consists of Mr. Michael Vorhaus (chair), Mr. Eyal Kaplan and Ms. Joy Marcus; and our investment committee consists of Mr. Eyal Kaplan (chair), Ms. Sarit Firon (expected to be replaced by Ms. Michal Drayman effective as of June 15, 2022) and Mr. Dror Erez.

DIRECTOR INDEPENDENCE

Our Board has determined that each of our directors, other than Mr. Doron Gerstel, satisfies the independent director requirements under the Nasdaq Listing Rules. As such, a majority of our board of directors is comprised of ‘independent directors’, as such term is defined in the Nasdaq Listing Rules.

Our Board has further determined that each member of our audit committee is ‘independent’ as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of our audit committee and compensation committee satisfies the additional requirements applicable under the Nasdaq Listing Rules to members of audit committees and compensation committees, respectively.

Our Board has determined that Ms. Sarit Firon (as well as Ms. Michal Drayman, who is expected to replace Ms. Firon as of June 15, 2022) who serves as a chairperson of our audit committee, qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules.

BIOGRAPHICAL INFORMATION CONCERNING OUR DIRECTORS

Biographical information concerning each of our continuing directors who are not standing for re-election at the Meeting is set forth below and biographical information concerning Mr. Eyal Kaplan and Mr. Amir Guy, the nominees for re-election, is set forth below under Proposal 1.

Continuing Directors

Doron Gerstel has been a director of the Company since May 2018, and the Chief Executive Officer of the Company since April 2017. In his previous role as CEO of Panaya Ltd., Mr. Gerstel led a company turnaround that saw an increase in annual revenue and the company’s acquisition by Infosys Limited. Mr. Gerstel has also held CEO positions at Nolio Ltd., Syneron Medical Ltd. and Zend Technologies Ltd. Mr. Gerstel holds a BSc. in Economics and Management from the Technion Institute of Technology in Haifa, and an MBA from Tel Aviv University.

Michael Vorhaus has been a director of the Company since April 2015. Mr. Vorhaus also serves as a director of Altimar Acquisitions Corporation (NYSE: ATAC).Starting December of 2018, Mr. Vorhaus has founded Vorhaus Advisors and is CEO of the firm. From 1994 to November 2018, he was in a variety of positions at of Frank N. Magid Associates, Inc., a research-based strategic consulting firm. From 1994 to 2008, he served as its Senior Vice President and Managing Director and from 2008 to 2018 he served as the President of Magid Advisor, a unit of Magid Associates. From 2013 to 2014, Mr. Vorhaus served as a director of Grow Mobile. In 1987, he founded Vorhaus Investments. Mr. Vorhaus holds a B.A. in Psychology from Wesleyan University and completed the Management Development Program at the University of California, Berkeley’s Haas School of Business.

Joy Marcus has been a director of the Company since November 2019. Ms. Marcus has a wealth of experience in the media industry, including as EVP and GM Digital Video at Conde Nast Entertainment, CEO of Bloglovin’ (acquired by Impact), SVP Global Marketing Solutions at Time Warner (now WarnerMedia), VP International at MTV Networks, a division of Viacom and GM North America for Dailymotion (acquired by Orange/France Telecom). Ms. Marcus is a board member at digital media company Qwire and the non-profits New York Tech Alliance, The Video Consortium and Hoops4Hope. Joy is currently Co-Founder of the female focused investment group Brilliant Friends, a full-time Lecturer at Princeton University, where she was the James Wei Visiting Professor in Entrepreneurship in 2014, and a Venture Fellow at VC firm JVP, where she advises the firm on digital media, advertising and consumer investments. Joy graduated with Magna Cum Laude, Phi Beta Kappa from Princeton University, has a JD from NYU Law School and completed the management course in finance and accounting from Columbia University.

Rami Schwartz has been a director of the Company since January 2019. Mr. Schwartz joined The Portland Trust as Managing Director of the Tel Aviv office in April 2018. Mr. Schwartz also serves as an advisory board member of Algosec. Previously, Mr. Schwartz was the President of the Amdocs Products and Amdocs Delivery groups for 7 years. Prior to joining Amdocs, Mr. Schwartz was the chairperson of Olive Software (acquired by ESW Capital), and Comply, the co-founder and CEO of Zizio and DigiHOO, and an EIR at Cedar Fund. Mr. Schwartz was CEO and director of Exanet (acquired by Dell) and General Manager of Precise Software (acquired by Veritas software) and an EIR at Cedar Fund. Mr. Schwartz holds a B.Sc. in excellence, in Mathematics and Computer Science from the Hebrew University in Jerusalem.

Sarit Firon has been an external director of the Company since January 2017 and following the Company’s opt out from the Israeli external directors regime in August 2019, continued as an independent director. Ms. Firon is managing partner of Team8 Group and co-founder and managing partner of Team8 Capital, the investment arm of Team8 Group, which invests in early stage technology startups. Previously, she was a managing partner of Cerca Partners, an Israeli venture capital fund. She has served at Extreme Reality Ltd., as its chief executive officer from December 2012 to November 2014 and as a director since December 2014. From November 2011 to November 2012, Ms. Firon was the Chief Financial Officer of Kenshoo Ltd. From November 2007 to October 2011, Ms. Firon was the Chief Financial Officer of MediaMind Technologies Inc., a Nasdaq listed company which was acquired by DG, Inc. in August 2011. From May 2005 to June 2007, Ms. Firon was the Chief Financial Officer of OliveSoftware and from January 2000 to October 2004, she was the CFO of P-Cube, a private company which was acquired in October 2004 by Cisco Systems, Inc. (Nasdaq:CSCO). From October 2004 to January 2005, Ms. Firon was employed by Cisco to be responsible for the post-merger integration of P-Cube. From January 1995 to December 1999, Ms. Firon served in various positions at Radcom Ltd. (Nasdaq:RDCM), including as its Chief Financial Officer from September 1997 to December 1999. Since July 2015, she has served as chairperson of the board of directors of myThings Israel Ltd. Since June 2014, Ms. Firon has served as a director of Mediwound Ltd. (Nasdaq:MDWD), and since June 2012, Ms. Firon has served as a director of Datorama Ltd. From October 2000 to December 2006, Ms. Firon served as a director of MetaLink Ltd. (OTCMKTS:MTLK). Ms. Firon holds a B.A. in Accounting and Economics from Tel-Aviv University, Israel. Ms. Firon’s service as board member is expected to end on June 15, 2022, upon the request of Ms. Firon due to her other commitments, as coordinated with the Company. Ms. Drayman is scheduled to replace Ms. Firon upon her departure. See below for biographical information concerning Ms. Dryman.

Michal Dryman, has professional and educational background in finance and financial management, as well as extensive board and governance experience. Ms. Dryman is a venture partner in JVP Foodtech Impact Fund L.P., the Foodtech and Agtech investment arm of the Jerusalem Venture Partners VC (JVP), an Israeli venture capital fund. From 2014 to 2021 Ms. Drayman was a full time partner in JVP. From 2014 to 2018 Ms. Drayman served as the Chief financial officer of JVP. Ms. Drayman serves as a director of privately held companies including Innovopro Ltd., Kinoko Tech Ltd., Agrint Ltd., Greeneye – Centure application Ltd., MetzerPlast. From 2005 to 2020 Ms. Drayman served as  a director of Epitomee medical ltd (EPIT). From 2005 to 2014 Ms. Drayman served as a chief financial officer and VP business development at the European High Tech Capital, a privately held  investment firm which is focused on healthcare investments across the entire spectrum of medical devices & biotechnology. As part of her role in the European High Tech Capital. Ms. Drayman held several operational and director positions in companies held by the firm. From 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc., a California based company.  From 1994 to 2001 Ms. Drayman served in different financial positions in Lumenis Ltd. which was a publicly traded company at the time (Nasdaq:LMNS). Ms Drayman holds a BA in Economics and Accounting from Haifa University and an MBA, Graduated with honors from The College of Management, Rhishon Letzion, Israel, Biomedical Management Track.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG)

We focus on community development by encouraging our employees worldwide to contribute time and energy to work with the most deprived communities. We also collaborate with non-profit organizations for various activities to support the community, including donations, volunteering projects and community events.

Additionally, we strive to maintain a diverse board of directors. We believe that our success depends, among other things, on bringing different views to the table, which enables us to create a holistic approach when we execute Perion’s short and long term strategy.

We expected to continue and enhance our ESG initiatives.

Diversity of the Board of Directors

Board Diversity Matrix (As of May 17, 2021)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
Part I: Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	2	4	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	1
Did Not Disclose Demographic Background	1

PROPOSAL ONE

RE-ELECTION OF MR. EYAL KAPLAN AND ELECTION OF MR. AMIR GUY TO
SERVE AS A DIRECTOR OF THE COMPANY

At the Meeting, you will be asked to re-elect Mr. Eyal Kaplan and to elect Mr. Amir Guy, to our Board to serve until our third annual general meeting of shareholders following this Meeting or their earlier resignation or removal, as applicable. Mr. Guy is nominated to replace Mr. Dror Erez, who is not standing for re-election, following mutual agreement with the Board in order to allow for a refreshment in the composition of the Board.

Each of Mr. Eyal Kaplan and Mr. Amir Guy qualifies as an “independent director” under the Nasdaq Listing Rules and each of Mr. Eyal Kaplan and Mr. Amir Guy complies with all requirements under the Companies Law for serving as a director. It is being noted, that in accordance with our Articles of Association, our nominating and governance committee and our Board, appointed Ms. Michal Drayman as replacement to Ms. Sarit Firon, effective as of June 15, 2022, following Ms. Firon’s request to end her service as board member due to her other commitments, as coordinated with the Company. Ms. Michal Drayman shall hold office until the annual general meeting of the Company in 2025 or her earlier resignation or removal, as applicable. Ms. Michal Drayman qualifies as an “audit committee financial expert”, as defined by applicable rules of the SEC and has the requisite financial experience as defined by Nasdaq Listing Rules. The other directors of the Company will continue to serve as directors in accordance with the terms of our Articles of Association and applicable law. The nomination of each of Mr. Eyal Kaplan and Mr. Amir Guy has been approved by our nominating and governance committee and our Board.

In accordance with the Companies Law, each of Mr. Eyal Kaplan and Mr. Amir Guy has certified to us that he satisfies all of the requirements of the Companies Law to serve as a director of a public company. Such certifications will be available for inspection at the Meeting.

For information on the compensation payable to our directors, please see our Annual Report.

A brief biography for each of Mr. Eyal Kaplan and Mr. Amir Guy is set forth below:

Eyal Kaplan has been the chairperson of the board of directors of the Company since May 2018. Mr. Kaplan is also the chairperson of Expand Investments, an advisory and consulting firm focusing on growth-through-innovation and corporate strategies. Prior to that, he was Managing General Partner with Walden Israel, a venture capital firm, during which time he was Director and chairperson of numerous portfolio companies. In 1990 he co-founded Geotek Communications, an international wireless communications company, and served as senior vice president with broad strategic, managerial and operational responsibilities until 1995. Mr. Kaplan has been a member of the Technion (Israel Institute of Technology) Council (executive board) since January 2014, where he chairs the Finance Committee and is a member of the Endowment Investment Committee. Since 2012 he has been a member of the Technion Board of Governors, a body of some 300 high-profile visionaries and decision makers with outstanding achievements in the fields of science, technology, economy, industry, culture and society. From 2007 to 2012, Mr. Kaplan was a member of the Advisory Committee of Caesarea Center for Capital Markets & Risk Management, and from 2005 to 2014, he was a member of the Advisory Committee of the Global Consulting Practicum at the Wharton School of the University of Pennsylvania. Mr. Kaplan holds an MBA from the Wharton School of the University of Pennsylvania, a Master of Arts in International Studies from the Lauder Institute of the University of Pennsylvania, and a Bachelor of Science degree (with Honors) in economics and management from the Technion - Israel Institute of Technology.

Amir Guy has spent the majority of his career in the advertising industry, both in corporate and entrepreneurial settings. Mr. Guy serves as general manager of togetherr, a Fiverr Ltd. (Nasdaq:FVRR) company since March 2021. Mr. Guy also serves as a director of Adler-Chomski Group/ Grey Israel. Prior to joining Adler-Chomski Group, Mr. Guy served in various accounting roles, including Wunderman Thompson LLC and other private advertising companies. Mr. Guy holds a B.B.A in marketing and finance from the College of Management in Israel and an MBA from the Kellog School of Management at Northwestern University.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the re-election of Mr. Eyal Kaplan and the election of Mr. Amir Guy to serve as a director of the Company for a period commencing on the date of the Meeting and until the third annual general meeting of the shareholders of the Company following the Meeting or their earlier resignation or removal, as applicable.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL TWO

APPROVAL OF A COMPENSATION POLICY FOR
THE COMPANY’S EXECUTIVE OFFICERS AND DIRECTORS

As required by the Companies Law, the Company has adopted a compensation policy (the “Compensation Policy”) which sets forth the terms of office and employment of its office holders, including the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation, exemption from liability, insurance or indemnification, and any payment or other benefit in connection with termination of services. The term “office holder,” as defined in the Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

Our current Compensation Policy was adopted on February 6, 2020 and amended on December 2, 2021.

Pursuant to the Companies Law, our Compensation Policy must be reviewed from time to time by our compensation committee of the Board (the “Compensation Committee”) and the Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. The Compensation Policy must generally be re-approved once every three years by the Board, after considering the recommendations of the Compensation Committee, and by the Company’s shareholders.

At the Meeting, you will be asked to approve, following the recommendation of our Compensation Committee and approval of the Board, adopting a new Compensation Policy (the “Proposed Compensation Policy”), in the form attached to this Proxy Statement as Exhibit A.

The Proposed Compensation Policy, if approved by our shareholders, will become effective immediately following the Meeting, for a period of three years. If the Proposed Compensation Policy will not be approved by our shareholders, our current Compensation Policy will remain in full force and effect until the earlier of its expiration or the adoption of a new compensation policy. To the extent not approved by our shareholders at the Meeting, our Compensation Committee and Board may nonetheless approve the Proposed Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

When reviewing and approving the Proposed Compensation Policy, the Compensation Committee and the Board, with the advice and assistance of management, external financial advisors and legal advisors, reviewed various data and information they deemed relevant, including peer group comparison, and considered numerous factors, including the relevant matters and provisions set forth in the Companies Law and regulations applicable to companies such as ours, market practices, competitive markets and the best interest of the Company and our shareholders. The Proposed Compensation Policy, which is based mainly on our current Compensation Policy, presents an accurate understanding of our compensation practices, defines its boundaries, simplifies the administration of the policy, provides transparency and enhances controls around special payments as well as enables clawback of certain cash and equity compensation, thus further aligning the incentive plans of our officeholders with that of our shareholders.

Main Revisions From Current Compensation Policy

Subject	Current Compensation Policy	Proposed Compensation Policy
Equity Awards per Vesting Annum (FMV)
The total fair market value of an equity-based compensation at the time of grant shall not exceed per vesting annum: (i) with respect to the CEO - 400% of his or her annual base salary; and (ii) with respect to each of the other Executive Officers 260% of his or her annual base salary.

The total fair market value of an equity-based compensation at the time of grant shall not exceed per vesting annum: (i) with respect to the CEO - 500% of his or her annual base salary; and (ii) with respect to each of the other Executive Officers 300% of his or her annual base salary.

Board of Directors Compensation	All Perion’s non-employee Board members may be entitled to an annual cash fee of $50,000 per year (and in the case of the chairperson of the Board, $100,000 per year).	All Perion’s non-employee Board members may be entitled to an annual cash fee of $62,500 per year (and in the case of the chairperson of the Board, $125,000 per year).

Similar to our current Compensation Policy, the Proposed Compensation Policy continues to link pay to performance and to align our executive officers’ interests with those of the Company and of our shareholders. It allows us to provide meaningful incentives that reflect both the Company’s short and long-term goals and performance, as well as the executive officers’ individual performance and impact on shareholder value, while providing compensation that is competitive in the global marketplace in which we are required to recruit and retain talent, and is designed to reduce incentives for our executive officers to take excessive risks vis-à-vis short term volatility in the Company’s markets and industry.

Our compensation committee and Board reviewed a comprehensive benchmark analysis of compensation policies’ terms of peer companies. The peer group was carefully constructed based on advice and expertise provided by Aon Human Capital Solutions (Radford), and represents an appropriate comparison pool of peer companies. Due to the global nature of Perion and the international talent pool within which the Company competes, two separate market reference peer groups were created to represent both Israeli-based and US-based competitors. The peer groups were constructed around a set of carefully chosen parameters which included peer companies’ industry, market capitalization, employee headcount and revenues and was approved the Chair of the Compensation Committee and shared with the Board.

The Proposed Compensation Policy continues to emphasize each executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among executive officers, taking into account the internal ratios between compensation of our executive officers and directors and other employees of the Company. Pursuant to the Proposed Compensation Policy, the compensation that may be granted to an executive officer may include base salary, annual bonuses and other cash bonuses (such as relocation/repatriation, signing and special bonuses), as well as equity-based compensation, retirement and termination of employment benefits and other benefits. The cash bonuses that may be granted under the Proposed Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the Proposed Compensation Policy, an annual cash bonus that will be awarded to executive officers (other than the CEO) will be based on performance objectives and a discretionary evaluation of the executive officer’s (other than the CEO) overall performance and subject to minimum thresholds. The Compensation Committee and the Board will determine any applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout.

The Proposed Compensation Policy provides that the annual bonus awarded to the Company’s CEO will be based on measurable objectives of the Company, subject to a minimum threshold. The measurable objectives will be determined annually by the Compensation Committee and the Board at the commencement of each fiscal year, or upon engagement, in case of newly hired CEO, or in other special circumstances as set forth in the Proposed Compensation Policy.

Similar to our current Compensation Policy, the equity-based compensation under the Proposed Compensation Policy for our executive officers is consistent with the underlying objectives in determining the base salary and the annual cash bonus and designed to enhance the alignment between the executive officers’ interests with the long-term interests of the Company and its shareholders and to promote our retention efforts. Equity-based awards may be granted from time to time in the form of options and/or other equity-based awards, such as RSUs, in accordance with the Company’s Equity Incentive Plan as amended, formerly known as the 2003 Israeli Share Option Plan (the “Incentive Plan”) as may be updated from time to time, will be structured to vest over several years in order to align such executive officers incentives with longer-term strategic plans of the Company, and will be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the relevant executive officer.

Similar to our current Compensation Policy, the Proposed Compensation Policy incorporates a maximum upper limit to the total fair market value equity-based compensation which is linked to a percentage of the CEO’s (or other executive officers) annual salary. The Proposed Compensation Policy is proposing an update to the CEO’s maximum limit from 400% of salary per vesting annum, to 500% of salary per vesting annum. To keep pace with a competitive market, the increase allows for us to pay out a higher proportion of long-term incentive pay, with the intention that a greater proportion of this pay is tied to performance-based vesting in future (50% performance-based in our 2022 equity award proposal). The 500% limit also corresponds with the median policy limit of our Israeli executive peer group.

Similar to our current Compensation Policy, the Proposed Compensation Policy contains compensation recovery provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. The Proposed Compensation Policy also contains provisions that would enable our CEO to approve any immaterial change in the terms of employment of other executive officers (provided that the changes of the terms of employment are in accordance the Proposed Compensation Policy) and would allow the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the Proposed Compensation Policy.

The Proposed Compensation Policy also governs the compensation of our Board members and provides that our chairman and non-employee directors will be entitled to an annual cash fee retainer, up to the limits set forth in the Proposed Compensation Policy. In special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal cash fee retainer amount allowed in the Proposed Compensation Policy, subject to the approval of the Company's shareholders as required under the Companies Law.

Under the Proposed Compensation Policy, our Board members may also be awarded annual equity-based compensation up to the limits set forth in the Proposed Compensation Policy, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

The foregoing overview is qualified in its entirety by reference to the full text of the Proposed Compensation Policy, which is attached as Exhibit A hereto.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve the compensation policy for the Company’s officers and directors, as detailed in the Proxy Statement, dated May 24, 2022.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL THREE

APPROVAL OF AMENDMENTS TO THE TERMS OF EMPLOYMENT OF
MR. DORON GERSTEL, THE COMPANY’S CHIEF EXECUTIVE OFFICER

We design our compensation programs to support the creation of shareholders’ value while also maintaining our ability to recruit and retain talent, and view long-term incentive compensation in the form of equity awards as a critical element of the compensation package offered to our executives.

 Accordingly, our Compensation Committee and Board evaluate our executive compensation program and practices on a regular basis to ensure that it is consistent with our short-term and long-term targets.

In line with these objectives, during 2022, our Compensation Committee and Board engaged Aon Human Capital Solutions (Radford) as independent compensation advisors to provide data and analysis on equity based compensation trends and practices of peer companies.

As a result of such analysis, our Compensation Committee designed a compensation program for our executives which, upon advice issued by Aon Human Capital Solutions (Radford), has a strong link to long-term operational performance. The proposed grants to the CEO are based 50% on time-vesting restricted share units (RSUs), for retention purposes, and 50% on performance-based vesting criteria, tied to long-term operating performance of revenues and EBITDA.

At the Meeting, shareholders will be asked to approve an amendment to the compensation terms of Mr. Doron Gerstel, our Chief Executive Officer.

Mr. Doron Gerstel serves as our Chief Executive Officer from April 2017 and as a director of the Company since May 2018. Mr. Gerstel’s monthly base salary is NIS 130,000 (equivalent to approximately $37,955), effective as of January 1, 2021, as approved by the annual general meeting of our shareholders held in December 2020. Mr. Gerstel is also entitled to customary benefits (including those mandated by applicable law and/or generally provided to other executive officers of the Company), including managers’ insurance or pension arrangement, disability insurance, severance pay (pursuant to Section 14 of the Severance Pay Law), educational savings fund, private health insurance, indemnification, liability insurance (including for the period of seven years following termination), convalescence pay, meal plan, cellular telephone and personal computer. Mr. Gerstel is not compensated for his role as director.

Mr. Gerstel is also entitled for a target annual cash bonus of up to a maximum of twelve (12) monthly salaries, or eighteen (18) in case of over achievement, subject to performance matrix to be approved by the Company’s Compensation Committee and Board on an annual basis, while up to 25% of such annual bonus may be discretionary and not subject to measurable performance indexes. In addition, our Compensation Committee and the Board are authorized to grant Mr. Gerstel, from time to time, a special bonus in accordance with and subject to our Compensation Policy for Directors and Officers.

2020 Grants

At the annual general meeting of our shareholders held in December 2020, Mr. Gerstel was granted with 500,000 RSUs, which vest over a three-year period commencing as of February 1, 2021, with a 6-month cliff after which RSUs continued to vest on a quarterly basis over the following ten (10) quarters, unless such RSUs have been cancelled in accordance with the employment terms of Mr. Gerstel (the “RSU Grant”). The RSU Grant includes an Acceleration Provision (defined below). As of the date of this Proxy Statement, 291,690 RSUs under the RSU Grant remain unvested The vesting schedule of the RSUs will fully accelerate (the “Acceleration Provision”) (i) upon the closing of a “Transaction” (as defined in Mr. Gerstel’s employment agreement) or (ii) if Mr. Gerstel is terminated without “Cause” or if he resigns as a result of being demoted or relocated, in each case, within 12 months following a “Change of Control” (as defined in Mr. Gerstel’s employment agreement, which also include the definition of “Change in Board Event”).

In addition, at the same meeting, our shareholders approved a one-time grant to Mr. Gerstel of performance based options to purchase 225,000 ordinary shares linked to certain KPI’s in connection with the renewal of the strategic partnership agreement with Microsoft Bing (the “2020 Options”), whereas 50% of the 2020 Options vested upon the renewal of the Search Distribution Agreement by and between the Company and Microsoft Ireland Operations Limited which occurred on November 2, 2020 (the “Renewal Date”), and the remaining 50% of the 2020 Options vest in two equal portions on each anniversary of the Renewal Date. The exercise price per share for the Ordinary Shares underlying the 2020 Options is the weighted average closing price of our ordinary shares in the last 90 days, as reported by the Nasdaq Stock Market, prior to the date of approval of the grant by our Board. As of the date of this Proxy Statement, 56,250 options under the 2020 Options remain unvested.

The 2020 Options are also exercisable for cash or on a “cashless” basis, at the election of Mr. Gerstel, and have a term of six years, which will not be shorten in the event that employment terminates prior thereto, except in the event of termination for “Cause” (as defined in Mr. Gerstel’s employment agreement). All of the equity awards mentioned above include the Acceleration Provision, are subject to the terms and conditions of the Company’s Incentive Plan and the terms of the applicable grant agreements issued to Mr. Gerstel pursuant to the Company’s Incentive Plan.

   Proposed Compensation

At the Meeting, shareholders will be asked to approve the following amendments to the compensation terms of Mr. Gerstel in light of Mr. Gerstel’s key role in driving Perion’s success and as part of our executive’s compensation program mentioned above.

              In determining the proposed compensation, the Compensation Committee and Board reflected on a number of internal and external factors over 2021. It is recognized that under Mr. Gerstel’s leadership Perion has, in general, outperformed the market and the other peer companies. Our areas of out-performance include:

(i)	a substantial increase in Perion’s revenues to $478.5M over 2021 (vs. $328.1M over 2020), an increase of 46%, which exceeds the 75th percentile of peers;

(ii)	a substantial increase in Perion’s net income to $38.7M over 2021 (vs. $10.2M over 2020), an increase of 279%, which represents the 75th percentile of peers;

(iii)
a total shareholder return of 89% over 2021, which reflects strong stock price performance, the highest amongst Perion’s peers over the period; when measured over a sustained three-year period, Perion’s TSR cumulative average growth rate of 110% is also at the top of the peer range.

In addition, Mr. Gerstel led Perion in its recent acquisitions and integration of three targets, as well as during its two underwritten offerings.

The Compensation Committee and the Board also considered the competitive market for top performing executives and CEOs.

In recognition of Mr. Gerstel’s performance, experience, and the value he brings to Perion’s shareholders, the Compensation Committee and Board are proposing a competitive compensation package in order to motivate and retain Mr. Gerstel over the long term (taking into account that Mr. Gerstel is a professional non-founder executive), achieving the aims of the compensation philosophy. The size of the package also recognizes the fact that Mr. Gerstel did not receive an equity grant during 2021, and the majority of our peers issue equity to executives on an annual cadence.

In acknowledgement of the competitive proposal, the Compensation Committee and Board have structured the proposed compensation terms to strongly align Mr. Gerstel’s performance with that of Perion and shareholder interests. Half of the proposed award vests based on long-term operating performance which the Board considers to be significantly stretching and challenging, an increase in the proportion that is performance-based from prior proposals.

The proposed terms are the result of a thorough compensation study conducted by Aon Human Capital Solutions (Radford), and per the recommendation and approval of our Compensation Committee and Board:

(i)	An increase of Mr. Gerstel’s monthly salary by NIS 30,000 (equivalent to approximately $8,760) to NIS 160,000 (equivalent to approximately $46,715), effective as of the date of the Meeting; and

(ii)	A grant of 150,000 restricted share units (“2022 RSUs”) and 150,000 performance share units (“2022 PSUs”) to be made in accordance with the following terms:

a.
The 2022 PSUs - shall be subject to the Company meeting at least 80% of each of a revenue and EBITDA targets that were set by the Board for the following three fiscal years (2022, 2023 and 2024). There will be no vesting in case either of the revenue and EBITDA targets is below 80% (the “Threshold”). Above 80% and up to 100%, the achievement rate shall be proportionate on a liner basis, and over achievement credit will be applied in the event the actual performance is above the target of a given fiscal year. A calculation of the actual achievement (and accordingly, the actual vesting) for a fiscal year, shall be made as part of the approval of the Company’s year-end financial results (as approved by the Board). In any event, no more than 100% of the share underlining the PSUs may vest; and

b.
The 2022 RSUs - shall vest over a three-year period commencing as of April 1, 2022, will continue to vest on a quarterly basis over the following eight (8) quarters, in both cases, unless such RSUs have been cancelled in accordance with the employment terms of Mr. Gerstel (the “2022 RSU Grant”).

The grant date for the 2022 PSUs and the 2022 RSUs is the date of the Board’s approval, which occurred on April 26, 2022. The 2022 PSUs and the 2022 RSU grants include the Acceleration Provision (with Change in Board Event measured as of the date of the shareholders meeting).

All other employment terms shall remain unchanged. For further information on the compensation terms of Mr. Gerstel, including the definitions of certain terms referenced above, please see our Annual Report.

The shareholders vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal is not approved by the affirmative vote of our shareholders, the Company will not be authorized to amend the terms of employment of our Chief Executive Officer as described in this Proxy Statement. The Compensation Committee and Board recognize that equity dilution is an important consideration for shareholders, preferring overall dilution levels below 10%.

Over the past several years, Perion’s overall level of dilution, which is the result of equity compensation to employees and management, has been decreasing and, as of 31 March 2022, now falls at 9.1%.

	Perion Equity Dilution
	31-Dec-20		31-Dec-21		31-Mar-22
	# of Shares	% of Company	# of Shares	% of Company	# of Shares	% of Company

Shares available for grant under existing equity incentive plans	691,577	2.1%	625,477	1.3%	539,114	1.1%
Granted but unexercised/unvested options/shares under existing plans	5,296,358	15.8%	4,478,301	9.2%	3,924,846	8.0%
Total share allocation from existing plans	5,987,935	17.9%	5,103,778	10.5%	4,463,960	9.1%
Common shares outstanding	27,467,313		43,696,723		44,332,577
Fully-diluted shares outstanding	33,455,248		48,800,501		48,796,537

At 9.1%, Perion’s current equity dilution falls in the lower quartile of peers, many of which operate US-style equity schemes with broad participation and competitive grant levels leading to overall dilution levels centered around 15% of company, above the 10% ceiling preferred by Israeli investors.

Our Compensation Committee and Board reviewed a comprehensive compensation benchmark analysis conducted by our independent compensation advisor, Aon Human Capital Solutions (Radford), of peer CEOs, based on the parameters outlined in Proposal 2 of our Compensation Policy above. According to the study, Mr. Gerstel’s on-target cash compensation falls between the 25th and 50th percentiles of the U.S. market, but was competitively positioned in the upper quartile of the Israeli peer group. Based on the market benchmarks and overall Company performance, the Compensation Committee and Board has proposed a performance-contingent award in the upper quartile of our peers, commensurate with Perion’s historical performance.

The proposed amendments to the employment terms of Mr. Gerstel were approved by our Compensation Committee and Board, reflect Mr. Gerstel’s key role in driving Company’s performance (past and future, as detailed above) and are based on a comprehensive compensation survey provided to the Compensation Committee and the Board and the terms of our Compensation Policy. The proposed terms of employment of Mr. Gerstel, as proposed to be amended, are consistent with our Proposed Compensation Policy (but not with our current Compensation Policy).

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve amendments to the terms of employment of Mr. Doron Gerstel, Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated May 24, 2022.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FOUR

APPROVAL OF AN AMENDMENT TO THE COMPENSATION TERMS OF THE
COMPANY’S NON-EXECUTIVE DIRECTORS AND TO THE COMPANY'S
CHAIRPERSON OF THE BOARD

At the Meeting, you will be asked to approve an amendment to the compensation terms of each of our non-executive directors and chairperson of the Board who serve on our Board from time to time, all in accordance with the terms set forth below.

Under the Companies Law, the compensation of directors must comply with the Company’s compensation policy and requires the approval of the Company’s compensation committee, the board of directors and shareholders, in that order. In connection with the annual review process conducted by our compensation committee, our compensation committee and Board evaluated the director cash compensation scheme and concluded that based, among others, on a compensation benchmark analysis of an independent compensation advisor, an amendment was appropriate with respect to sum of cash fee paid to our non-executive directors and chairperson of the Board. Accordingly, our compensation committee and Board approved the proposed changes as detailed hereunder, and determined that these changes, although not in line with our current Compensation Policy, are in line with the terms and conditions of the Proposed Compensation Policy and would serve as an appropriate long-term retention scheme.

Each of our non-executive directors (other than our chairperson of the Board) is currently entitled to a cash retainer of $50,000 per year, and our chairperson of the Board is currently entitled to a cash retainer of $100,000 per year.

Our Compensation Committee and Board reviewed a comprehensive compensation benchmark analysis conducted by our independent compensation advisor, Aon Human Capital Solutions (Radford), of peer Board Chairpersons and non-executive directors, based on the parameters outlined in Proposal 2 of our Compensation Policy above.

Following the peer group review, it is proposed that, the cash retainer of each of our non-executive directors shall be adjusted to a cash retainer of $62,500 per year, and that the cash retainer of our chairperson of the Board shall be adjusted to a cash retainer of $125,000 per year. In making this proposal, the Compensation Committee and Board have acknowledged the level of expertise and time commitment required from our Board members, which has been factored in to the increased cash retainer.  If approved at the Meeting, the new fee scheme shall be effective as of the date of the Meeting.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to approve amendments to the cash compensation terms of the Company’s non-executive directors and chairperson, as detailed in the Proxy Statement, dated May 24, 2022.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL FIVE

APPOINTMENT OF KOST FORER GABBAY & KASIERER, A MEMBER OF
ERNST & YOUNG
GLOBAL, AS THE INDEPENDENT PUBLIC AUDITORS OF THE COMPANY, AND
AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THEIR
COMPENSATION

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, have audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2021. Except as the Company’s auditors, there is no other affiliation between such firm and the Company.

Fees for the professional services rendered by our independent accountants Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for each of the last two fiscal years were as follows (in thousands):

	2020	2021
Audit Fees(1)	$500	$568
Tax Fees(2)	236	181
Audit-related fees(3)	86	394

Total	$822	$1,143

(1) Audit fees include fees for professional services rendered by our principal accountant in connection with the annual audit, review of quarterly consolidated financial data, internationally required statutory audits, consents and assistance with review of documents filed with the SEC.

(2) Tax fees include services related to tax compliance and claims for refunds, tax planning and advice, including assistance with tax audits and appeals, advice related to additional efforts required in connection with mergers and acquisitions and assistance with respect to requests for rulings from tax authorities.

(3) Audit-related fees principally include assistance with audit services and consultation mainly related to mergers and acquisitions.

The Companies Law requires shareholders’ approval of the appointment of the Company’s independent public accountants. Our audit committee of our Board has recommended the re-appointment of Kost Forer Gabbay & Kasierer as our independent registered public accounting firm for the fiscal year ending on December 31, 2022, and until the next annual general meeting of shareholders. Subject to the approval of this proposal, our Board will be authorized, upon the recommendation of the Company’s audit committee, to fix the compensation of Kost Forer Gabbay & Kasierer in accordance with the volume and nature of their services to the Company, or delegate such power to the audit committee, as contemplated by the Sarbanes-Oxley Act.

At the Meeting, it is proposed that the following resolution be adopted:

“RESOLVED, to appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2022, and until the next annual general meeting of shareholders, and that the Board, upon the recommendation of the audit committee of the Company, is authorized to determine the compensation of said independent auditors in accordance with the volume and nature of their services.”

Our Board recommends a vote “FOR” approval of the proposed resolution.

OTHER BUSINESS

Our Board is not aware of any other business to be transacted at the Meeting. However, if any other matters are properly presented to the Meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the Meeting.

ADDITIONAL INFORMATION

Our audited financial statements for the year ended December 31, 2021, are included in our Annual Report. You may read and copy these reports without charge at the SEC’s public reference room at 100 F Street, N.W., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports are also available to the public at the SEC’s website at www.sec.gov and at the ISA’s MAGNA website at www.magna.isa.gov.il. These reports are not a part of this Proxy Statement. We will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the Meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the Meeting.

By Order of the board of directors, Eyal Kaplan Chairperson of the Board of Directors Date: May 24, 2022

Exhibit A

COMPENSATION POLICY

PERION NETWORK LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on _______, 2022)

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Perion Network Ltd. (“Perion” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Perion’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Perion’s value and otherwise assist Perion to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Perion’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Perion’s directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Perion’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Perion (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Perion’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Perion’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Perion’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Perion’s shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Perion’s short and long-term goals and performance;

2.3.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Perion’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a liner basis) of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.	Inter-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, Perion’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Perion’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Perion were examined and will continue to be examined by Perion from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Perion.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Perion to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.
Since a competitive base salary is essential to Perion’s ability to attract and retain highly skilled professionals, Perion will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Perion’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee. To that end, Perion shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in similar positions to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant. Information on such compensation survey shall be included in the proxy statement published in connection with the annual general meeting of Perion’s shareholders.

6.3.
The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Perion’s practice and the practice in peer group companies;

7.1.5.
Perion shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Perion’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.
Perion shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Perion’s policies and procedures and to the practice in peer group companies.

7.2.
Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out of pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.
Perion may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Perion’s policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Perion’s objectives and business goals. Therefore, a pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Perion’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Perion’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer a full annual cash bonus or a prorated one.

8.4.	The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the CEO

9.1.
The annual cash bonus of Perion’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance and subject to minimum thresholds based on overall company performance. The performance objectives will be approved by the Compensation Committee (and, if required by law, by the Board) at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division or individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, may be based on actual financial and operational results against annual plan, such as revenues, operating income and cash flow and may further include, divisional or personal objectives which may include operational objectives, such as market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.
The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.
The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150% of such Executive Officer’s annual base salary.

CEO

9.4.
The annual cash bonus of Perion’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Perion’s Compensation Committee (and, if required by law, by Perion’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives will include the objectives and the weight to be assigned to each achievement in the overall evaluation.

9.5.
The less significant part of the annual cash bonus granted to Perion’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 100% of his or her annual base salary.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

10.	Other Bonuses

10.1.
Special Bonus. Perion may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement), as a retention award at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion) or as a non-compete grant, subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.2.
Signing Bonus. Perion may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.
Relocation/ Repatriation Bonus. Perion may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Perion shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Perion prior to the second anniversary of fiscal year end of the restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

11.3.	Nothing in this Section 11 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Perion’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Perion and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Perion is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Perion’s policies, the main terms of which shall be disclosed in the annual report of Perion. Equity-based awards may include dividend adjustment provisions.

12.4.
All other terms of the equity awards shall be in accordance with Perion’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of an equity-based compensation at the time of grant shall not exceed per vesting annum: (i) with respect to the CEO - 500% of his or her annual base salary; and (ii) with respect to each of the other Executive Officers 300% of his or her annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Perion may provide an Executive Officer, other than the CEO, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement and the CEO a prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

15.	Additional Retirement and Termination Benefits

Perion may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

F. Exculpation, Indemnification and Insurance

16.	Exculpation

Perion may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Perion, to the fullest extent permitted by applicable law.

17.	Insurance and Indemnification

17.1.
Perion may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Perion, all subject to applicable law and the Company’s articles of association.

17.2.	Perion will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

17.2.1.	Reserved;

17.2.2.
The limit of liability of the insurer shall not exceed the greater of $100 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

17.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Perion’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

17.3.
Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Perion shall be entitled to enter into a “run off” Insurance Policy of up to seven (7) years, with the same insurer or any other insurance, as follows:

17.3.1.
The limit of liability of the insurer shall not exceed the greater of $100 million or 30% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee;

17.3.2.	Reserved; and

17.3.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of cover and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

17.4.	Perion may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

17.4.1.	Reserved; and

17.4.2.
The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G. Board of Directors Compensation

18.	The following benefits may be granted to Perion's Board members:

18.1.	All Perion’s non-employee Board members may be entitled to an annual cash fee of $62,500 per year (and in the case of the chairperson of the Board, $125,000 per year).

18.2.
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

18.3.
Notwithstanding the provisions of Sections 18.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 18.1.

18.4.
Each non-employee member of Perion’s Board may be granted with an annual equity-based compensation with a fair market value not to exceed $200,000 per vesting annum (calculated at the time of grant on a liner basis). The equity-based compensation may be accelerated in the event of a change of control and include dividend adjustment provisions.

18.5.
All other terms of the equity awards shall be in accordance with Perion’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable or make provisions with respect to the acceleration of the vesting period of any awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

18.6.	In addition, members of Perion’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

I. Miscellaneous

19.
Nothing in this Policy shall be deemed to grant any of Perion’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

20.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

21.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Perion may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Perion and none of the provisions thereof are intended to provide any rights or remedies to any person other than Perion.